Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gramercy Property Trust Inc.

S-4 No.: 333-206871

Date: October 27, 2015

Gramercy Property Trust Files Definitive Proxy Materials Related to Merger with Chambers Street Properties

NEW YORK, October 27, 2015 — Gramercy Property Trust Inc. (NYSE:GPT), a real estate investment trust (“Gramercy” or the “Company”), today announced that its definitive joint proxy statement/prospectus filed on Form S-4, in connection with the previously announced merger with Chambers Street Properties (“Chambers Street”) (NYSE:CSG), was declared effective by the U.S. Securities and Exchange Commission (“SEC”) and that it will shortly commence mailing of the proxy materials to its stockholders.

Holders of Gramercy common shares are encouraged to read the Company’s definitive proxy materials as they provide, among other things, the reasons behind the Board of Directors’ unanimous recommendation that stockholders vote “FOR” the merger with Chambers Street. Each Gramercy common stockholder vote is very important, regardless of the number of shares owned.

As previously announced, a special meeting of Gramercy’s stockholders is scheduled to take place on Tuesday, December 15, 2015 at 9:30 a.m. Eastern Standard Time to consider and vote upon the proposed merger with Chambers Street. Gramercy common stockholders of record at the close of business on October 8, 2015 are entitled to vote at the meeting. Gramercy common stockholders may attend and vote at the meeting in person at the Andaz 5th Avenue, 485 5th Avenue, New York, New York, 10017. Alternatively, Gramercy common stockholders may attend the special meeting via the internet at www.virtualshareholdermeeting.com/GPTSM15 and will be able to vote and submit questions during the meeting by using the unique voter identification number which will be provided to stockholders. Stockholders may also call in and listen only to the special meeting by dialing 1 (877) 317-6789 and asking to be joined to the Gramercy Property Trust Inc. call.

About Gramercy Property Trust

Gramercy Property Trust Inc. is a leading global investor and asset manager of commercial real estate. The Company specializes in acquiring and managing single-tenant, net-leased industrial and office properties purchased through sale-leaseback transactions or directly from property developers and owners. The Company focuses on income producing properties leased to high quality tenants in major markets in the United States and Europe.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this communication, Chambers Street has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a definitive joint proxy statement of Chambers Street and Gramercy that also constitutes a definitive prospectus of Chambers Street.

Chambers Street and Gramercy will mail the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Chambers Street or Gramercy may file with the SEC and send to Chambers Street’s and/or Gramercy’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHAMBERS STREET AND GRAMERCY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed by Chambers Street and Gramercy with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Gramercy with the SEC will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed by Chambers Street with the SEC will be available free of charge on Chambers Street’s website at www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.

Chambers Street and Gramercy and their respective trustees/directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the proxy statement that has been filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.

Gramercy Property Trust Inc.

Jon W. Clark, 212-297-1000

Chief Financial Officer

or

Investor Relations

Brittany A. Sanders, 212-297-1000